Exhibit 99.3

Suite 1378 – 200 Granville Street
Vancouver, BC, Canada V6C 1S4
Tel: 604-669-9397
Fax: 604-669-9387
Toll Free Tel: 1-888-224-1881
Email: info@silvercorp.ca
Website: www.silvercorp.ca

PRESS RELEASE

Trading Symbol:	NYSE: SVM	January 26, 2010
TSX: SVM

SILVERCORP TO ANNOUNCE THIRD QUARTER RESULTS & HOLD ANALYST CONFERENCE CALL

VANCOUVER, British Columbia – January 26, 2010 – Silvercorp Metals Inc. (“Silvercorp”) plans to release its unaudited third quarter results for the period ended December 31, 2009, on Tuesday, February 9, 2010, after the close of the market.

Silvercorp’s management will hold a conference call on Wednesday, February 10, 2010, at 9:00 a.m. PST/12:00 p.m. EST to discuss the third quarter results with analysts. Shareholders, media and interested investors are invited to listen to the live conference call over the internet by going to www.silvercorp.ca and clicking on the conference call link on the home page or over the phone by dialing (612) 288-0329 just prior to the starting time. Analysts who wish to receive the toll-free dial-in number for this conference call are invited to contact Silvercorp at (604) 669-9397 or via email to ir@silvercorp.ca no later than 2:00 p.m. PST on Tuesday, February 9, 2010. All participants will be asked to register with the conference call operator.

About Silvercorp Metals Inc.

Silvercorp Metals Inc. is engaged in the mining, development, exploration and acquisition of silver-related mineral properties located in the People’s Republic of China. Silvercorp is the largest primary silver producer in China through the operation and development of four silver-lead-zinc mines at the highly profitable Ying Mining Camp in the Henan Province of China. The company is also applying for a mining permit at its GC property in the Guangdong Province of China to commence production of silver, lead and zinc. Silvercorp’s shares are traded on the New York Stock Exchange and Toronto Stock Exchange and are included as a component of the S&P/TSX Composite and the S&P/TSX Global Mining Indexes.

For further information:

SILVERCORP METALS INC. Rui Feng, Chairman/CEO & Lorne Waldman, Corporate Secretary Phone:(604) 669-9397, Toll Free Phone: 1-888-224-1881 Fax: (604) 669-9387, Email: info@silvercorp.ca, website: www.silvercorp.ca.